UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF APRIL 2009
Medellín, Colombia, May 12, 2009
Bancolombia S.A. (“Bancolombia”) (CIB) reported unconsolidated net income of Ps. 51.6 billion for the month ended April 30, 2009. Net income for Bancolombia on an unconsolidated basis totaled Ps. 413.8 billion for the first four months of 2009, decreasing 2.6% as compared to the same period last year.
•
Net interest income, including interest from investment securities, totaled Ps. 249.3 billion in April 2009. For the four month period ended April 30, 2009, net interest income totaled Ps. 945.9 billion, increasing 18.5% as compared to the same period last year.

•
Net fees and income from services totaled Ps. 67.8 billion in April 2009. For the four month period ended April 30, 2009, net fees and income from services totaled Ps. 268.1 billion, which represents an increase of 7.7% as compared to the same period of 2008.

•
Other operating income registered a loss of Ps.29.0 billion in April 2009. For the four month period ended April 30, 2009, other operating income totaled Ps. 191.4 billion, decreasing 36.1% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results. The Bank also notes that the item line of income from derivative financial instruments was negatively impacted by a Ps 21.1 billion charge in April, related to rule changes concerning valuation methodologies for derivative instruments established by the Colombian regulator.

•
Net provisions charges totaled Ps. 77.7 billion in April 2009, decreasing 13.2% as compared to the figure presented in March 2009. Net provisions totaled Ps. 288.2 billion for the four month period ended April 30, 2009, which represents an increase of 90.8% as compared to the same period of 2008.

•
Operating expenses totaled Ps. 154.7 billion in April 2009. For the four month period ended April 30, 2009, operating expenses totaled Ps. 651.0 billion, increasing 17.7% as compared to the same period of 2008.

Total assets (unconsolidated) amounted to Ps. 40.4 trillion, gross loans amounted to Ps. 27.9 trillion, deposits totaled Ps. 26.2 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 5.9 trillion.
Bancolombia’s unconsolidated level of past due loans (overdue more than 30 days) as a percentage of total loans was 3.95% as of April 30, 2009, and the coverage for past due loans was 138.8% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of April 2009, was as follows: 21.7% of total net loans, 21.3% of total checking accounts, 19.4% of total savings accounts, 18.3% of time deposits and 19.3% of total deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET		As of		Apr09/Mar09		Annual
(Ps Millions)	Apr-08	Mar-09	Apr-09	$	%	%
ASSETS
Cash and due from banks	2,306,230	2,718,680	3,251,643	532,963	19.60%	40.99%
Overnight funds sold	699,514	1,403,129	1,530,614	127,485	9.09%	118.81%
Total cash and equivalents	3,005,744	4,121,809	4,782,257	660,448	16.02%	59.10%

Debt securities	3,660,916	4,808,312	4,460,455	-347,857	-7.23%	21.84%
Trading	1,303,804	1,839,517	1,403,977	-435,540	-23.68%	7.68%
Available for Sale	1,164,750	1,075,731	1,100,577	24,846	2.31%	-5.51%
Held to Maturity	1,192,362	1,893,064	1,955,901	62,837	3.32%	64.04%
Equity securities	1,122,199	1,234,387	1,233,431	-956	-0.08%	9.91%
Trading	44,080	6,933	6,880	-53	-0.76%	-84.39%
Available for Sale	1,078,119	1,227,454	1,226,551	-903	-0.07%	13.77%
Market value allowance	-30,092	-18,672	-19,109	-437	2.34%	-36.50%
Net investment securities	4,753,023	6,024,027	5,674,777	-349,250	-5.80%	19.39%

Commercial loans	17,338,608	21,608,649	21,677,485	68,836	0.32%	25.02%
Consumer loans	3,748,268	3,762,042	3,710,431	-51,611	-1.37%	-1.01%
Small business loans	110,480	125,652	126,860	1,208	0.96%	14.83%
Mortgage loans	2,297,203	2,325,197	2,406,761	81,564	3.51%	4.77%
Allowance for loans and financial leases losses	-965,126	-1,518,879	-1,528,058	-9,179	0.60%	58.33%
Net total loans and financial leases	22,529,433	26,302,661	26,393,479	90,818	0.35%	17.15%

Accrued interest receivable on loans	317,758	430,666	391,264	-39,402	-9.15%	23.13%
Allowance for accrued interest losses	-20,652	-31,464	-30,371	1,093	-3.47%	47.06%
Net total interest accrued	297,106	399,202	360,893	-38,309	-9.60%	21.47%

Customers’ acceptances and derivatives	299,684	98,432	233,938	135,506	137.66%	-21.94%
Net accounts receivable	406,859	448,397	446,427	-1,970	-0.44%	9.73%
Net premises and equipment	526,904	675,404	682,864	7,460	1.10%	29.60%
Foreclosed assets	6,139	4,364	4,227	-137	-3.14%	-31.15%
Prepaid expenses and deferred charges	67,117	224,072	185,871	-38,201	-17.05%	176.94%
Goodwill	5,178	589	172	-417	-70.80%	-96.68%
Other	265,229	302,645	293,436	-9,209	-3.04%	10.63%
Reappraisal of assets	946,322	1,473,258	1,370,221	-103,037	-6.99%	44.79%

Total assets	33,108,738	40,074,860	40,428,562	353,702	0.88%	22.11%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,007,455	4,698,161	4,680,783	-17,378	-0.37%	16.80%
Checking accounts	3,715,699	4,330,392	4,389,419	59,027	1.36%	18.13%
Other	291,756	367,769	291,364	-76,405	-20.78%	-0.13%

Interest bearing	16,785,565	21,430,938	21,549,208	118,270	0.55%	28.38%
Checking accounts	419,790	567,441	570,947	3,506	0.62%	36.01%
Time deposits	5,811,871	9,344,844	9,865,517	520,673	5.57%	69.75%
Savings deposits	10,553,904	11,518,653	11,112,744	-405,909	-3.52%	5.30%

Total deposits	20,793,020	26,129,099	26,229,991	100,892	0.39%	26.15%
Overnight funds	1,000,949	215,662	762,862	547,200	253.73%	-23.79%
Bank acceptances outstanding	61,047	41,211	34,128	-7,083	-17.19%	-44.10%
Interbank borrowings	623,054	602,694	400,708	-201,986	-33.51%	-35.69%
Borrowings from domestic development banks	1,685,801	1,949,446	1,629,773	-319,673	-16.40%	-3.32%
Accounts payable	1,660,351	1,747,106	2,097,304	350,198	20.04%	26.32%
Accrued interest payable	172,441	258,802	284,409	25,607	9.89%	64.93%
Other liabilities	323,940	465,370	435,251	-30,119	-6.47%	34.36%
Bonds	1,493,395	2,380,650	2,278,410	-102,240	-4.29%	52.57%
Accrued expenses	447,424	368,709	397,423	28,714	7.79%	-11.18%

Total liabilities	28,261,422	34,158,749	34,550,259	391,510	1.15%	22.25%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	3,087,548	3,576,805	3,628,441	51,636	1.44%	17.52%
Appropiated	2,662,531	3,214,596	3,214,596	—	0.00%	20.73%
Unappropiated	425,017	362,209	413,845	51,636	14.26%	-2.63%

Reappraisal and others	1,405,633	1,932,655	1,829,619	-103,036	-5.33%	30.16%
Gross unrealized gain or loss on debt securities	(39,779)	12,737	26,329	13,592	106.71%	-166.19%

Total shareholder’s equity	4,847,316	5,916,111	5,878,303	-37,808	-0.64%	21.27%

Total liabilities and shareholder’s equity	33,108,738	40,074,860	40,428,562	353,702	0.88%	22.11%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Apr-08	Apr-09%		Mar-09	Apr-09%
Interest income and expenses
Interest on loans	1,144,314	1,381,118	20.69%	345,477	339,378	-1.77%
Interest on investment securities	89,345	153,430	71.73%	39,939	53,260	33.35%
Overnight funds	18,604	18,184	-2.26%	6,604	2,368	-64.14%
Total interest income	1,252,263	1,552,732	23.99%	392,020	395,006	0.76%

Interest expense Checking accounts	4,870	7,465	53.29%	1,856	2,013	8.46%
Time deposits	148,796	258,556	73.77%	67,944	68,157	0.31%
Savings deposits	180,728	188,075	4.07%	46,024	40,186	-12.68%
Total interest on deposits	334,394	454,096	35.80%	115,824	110,356	-4.72%

Interbank borrowings	10,127	13,460	32.91%	3,553	2,166	-39.04%
Borrowings from domestic development banks	34,905	43,087	23.44%	11,068	9,537	-13.83%
Overnight funds	28,701	20,544	-28.42%	2,490	4,408	77.03%
Bonds	46,014	75,692	64.50%	20,944	19,247	-8.10%
Total interest expense	454,141	606,879	33.63%	153,879	145,714	-5.31%

Net interest income	798,122	945,853	18.51%	238,141	249,292	4.68%
Provision for loan and accrued interest losses, net	(170,144)	(339,928)	99.79%	(106,335)	(87,951)	-17.29%
Recovery of charged-off loans	18,033	32,349	79.39%	8,460	9,361	10.65%
Provision for foreclosed assets and other assets	(8,961)	(9,898)	10.46%	6,720	(2,891)	-143.02%
Recovery of provisions for foreclosed assets and other assets	10,030	29,273	191.85%	1,642	3,752	128.50%

Total net provisions	(151,042)	(288,204)	90.81%	(89,513)	(77,729)	-13.16%
Net interest income after provision for loans and accrued interest losses	647,080	657,649	1.63%	148,628	171,563	15.43%

Commissions from banking services and other services	35,224	32,962	-6.42%	9,274	8,350	-9.96%
Electronic services and ATM’s fees, net	25,864	18,516	-28.41%	4,732	4,983	5.30%
Branch network services, net	30,913	32,119	3.90%	8,866	7,400	-16.54%
Collections and payments fees, net	44,732	51,076	14.18%	12,589	13,953	10.83%
Credit card merchant fees, net	4,051	3,261	-19.50%	1,392	664	-52.30%
Credit and debit card fees, net	103,461	122,876	18.77%	32,130	30,068	-6.42%
Checking fees, net	22,533	23,849	5.84%	6,021	7,028	16.72%
Check remittance, net	4,071	3,333	-18.13%	818	821	0.37%
International operations, net	10,200	13,958	36.84%	4,159	3,493	-16.01%
Total fees and other service income	281,049	301,950	7.44%	79,981	76,760	-4.03%

Other fees and service expenses	(32,087)	(33,816)	5.39%	(8,201)	(8,964)	9.30%
Total fees and income from services, net	248,962	268,134	7.70%	71,780	67,796	-5.55%

Other operating income
Net foreign exchange gains	(156,252)	14,444	109.24%	(15,135)	(179,299)	1084.66%
Derivative Financial Instruments	251,494	(40,994)	-116.30%	38,868	145,486	274.31%
Gains(Loss) on sales of investments on equity securities	4,757	—	*	—	—	*
Securitization income	12,078	16,007	32.53%	8,148	2,339	-71.29%
Dividend income	186,868	201,404	7.78%	75,490	2,369	-96.86%
Communication, rent payments and others	455	513	12.75%	119	112	-5.88%
Total other operating income	299,400	191,374	-36.08%	107,490	(28,993)	-126.97%

Total income	1,195,442	1,117,157	-6.55%	327,898	210,366	-35.84%
Operating expenses
Salaries and employee benefits	213,131	246,098	15.47%	64,064	61,465	-4.06%
Bonus plan payments	23,377	10,859	-53.55%	5,871	(4,030)	-168.64%
Compensation	9,239	5,872	-36.44%	1,068	1,573	47.28%
Administrative and other expenses	268,730	337,520	25.60%	89,812	83,725	-6.78%
Deposit security, net	14,595	20,820	42.65%	5,746	4,769	-17.00%
Donation expenses	412	314	-23.79%	178	46	-74.16%
Depreciation	23,504	29,560	25.77%	7,979	7,138	-10.54%
Total operating expenses	552,988	651,043	17.73%	174,718	154,686	-11.47%

Net operating income	642,454	466,114	-27.45%	153,180	55,680	-63.65%
Merger expenses	—	—	*	—	—	*
Goodwill amortization	7,331	1,669	-77.23%	418	417	-0.24%
Non-operating income (expense)
Other income	19,597	64,884	231.09%	4,580	21,368	366.55%
Other expense	(69,605)	(28,312)	-59.32%	(1,604)	(6,578)	310.10%
Total non-operating income	(50,008)	36,572	173.13%	2,976	14,790	396.98%
Income before income taxes	585,115	501,017	-14.37%	155,738	70,053	-55.02%
Income tax expense	(160,098)	(87,172)	-45.55%	(26,761)	(18,417)	-31.18%

Net income	425,017	413,845	-2.63%	128,977	51,636	-59.96%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 12, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance